 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hays, Thomas C. (Last) (First) (Middle) Fortune Brands, Inc. 300 Tower Parkway (Street) Lincolnshire, IL 60069 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Fortune Brands, Inc. FO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/21/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, Par Value $3.125 Per Share (	04/21/2003		S		10,000	D	$47.305
Common Stock (1)	04/21/2003		M (2)		34,629	A	$26.25969
Common Stock (1)	04/21/2003		S		34,629	D	$47.3274	72,752 (1)	D
								$3,988 (3)	I	By Fortune Brands, Inc. Retirement Savings Plan Trust
								$9,907 (1)(4)	I	By Trusts for benefit of, or with a remainder interest of, family member (4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Options (Right to Buy)	$26.25969	04/21/2003		M (2)		34,629		11/27/1996	11/27/2005	Common Stock (1)	34,629	$ (2)	0	D

Explanation of Responses:

SUMMARY OF TRANSACTIONS: On April 21, 2003, Mr. Hays exercised options through the cashless exercise feature of the issuer's Long-Term Incentive Plan, purchasing and then selling 34,629 shares. Also on April 21, 2003, Mr. Hays sold 10,000 shares of Common Stock. After these transactions, Mr. Hays had direct ownership of 72,752 shares and is deemed to be the beneficial owner of 9,907 shares held in a trust for the benefit of a family member. Mr. Hays also holds unexercised options to purchase 531,629 shares of Common Stock.

FOOTNOTES:
1. Attached to each share of Common Stock is one Preferred Share Purchase Right that is not presently transferable separately from the Common Stock.
2. Reflects the exercise of options under the issuer's Long-Term Incentive Plans.
3. The number of shares reported as held by the Fortune Brands, Inc. Retirement Savings Plan Trust represents the undersigned's proportionate beneficial interest in the Common Stock held in the Trust as of April 17, 2003.
4. The filing of the statement on Form 4 shall not constitute an admission that the undersigned is the beneficial owner of these securities.

By:	Date:
/s/ Russell W. Hahn	04/22/2003
-Attorney-in-fact for Thomas C. Hays
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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